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Washington, D.C. 20549-3628	Milan

Re:	Buckeye Technologies Inc.

Amendment No. 3 to Schedule TO-T

Filed May 7, 2013 by Georgia-Pacific LLC and GP Cellulose Group LLC

File No. 005-48529

Dear Ms. Ledbetter:

On behalf of Georgia-Pacific LLC (“Georgia-Pacific”) and GP Cellulose Group LLC (the “Purchaser,” and, together with Georgia-Pacific, the “Filers”), we hereby submit this letter in response to the May 24, 2013 letter that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in respect of the above-captioned Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), in connection with the tender offer by the Purchaser, an indirect wholly-owned subsidiary of Georgia-Pacific, to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Buckeye Technologies Inc. (“Buckeye”) at a price of $37.50 per share in cash (the “Offer”). The Filers have also filed Amendment No. 4 (the “Amendment”) to the Schedule TO. In addition to responding to the Staff’s comments, the Amendment updates the Schedule TO to reflect facts and events that occurred since the filing of the Schedule TO and the latest amendment thereto. This letter supplements our initial response to the Staff’s comments set forth in our letter to you dated May 22, 2013.

The Filers’ responses are as set forth below. For your convenience, the Staff’s comments are reproduced in bold type and are followed by the responses. Where the disclosure in the Amendment has been revised in response to the Staff’s comments, we have noted the applicable sections of the Amendment in our response to the comment. Capitalized terms used and not otherwise defined in this letter shall have the meanings assigned to such terms in the Offer to Purchase, filed as Exhibit (a)(1)(i) to the Schedule TO.

May 29, 2013

Certain Projections, page 28

1. We note your response to comment 1 in our letter dated May 14, 2013. We are unable to concur with your position regarding the applicability of Item 10(e) of Regulation S-K given that Item 10(a) extends the applicability of Regulation S-K to “the content of the non-financial statement portions of…tender offer statements under [Exchange Act] sections 13 and 14….” In that regard, notwithstanding the language in Item 10(e) regarding “registrant,” the term “registrant” is not defined in Item 10 of Regulation S-K. Item 10(e) of Regulation S-K, by its title and terms, governs the use of non-GAAP financial measures in Commission filings. Please revise the presentation of the projected financial information to comply with Item 10(e).

Response: In response to the Staff’s comment, the Filers have amended the first paragraph and the table and corresponding notes under the caption “Section 8. Certain Information Concerning Buckeye—Certain Projections” in the Offer to Purchase as marked below:

“Certain Projections. To our knowledge, Buckeye does not as a matter of course make public forecasts or projections as to its future financial performance. However, before entering into the Merger Agreement, representatives of Georgia-Pacific and the Purchaser conducted a due diligence review of Buckeye, and in connection with this review Georgia-Pacific and the Purchaser received certain non-public forward-looking information concerning Buckeye’s anticipated operating performance for fiscal years ended June 30, 2013, 2014 and 2015 detailed in the following table. Pursuant to the applicable rules, regulations, interpretations and positions of the SEC and its staff under the Exchange Act related to the presentation of non-GAAP financial information, the italicized information in the following table provides a reconciliation of the non-GAAP financial information to GAAP. This reconciliation was prepared by Buckeye for inclusion in Amendment No. 3 to its Solicitation/Recommendation Statement on Schedule 14D-9, which was filed with the SEC on May 22, 2013 and was not provided to Georgia-Pacific or the Purchaser prior to entering into the Merger Agreement. This reconciliation was not considered by Georgia-Pacific or the Purchaser in connection with the due diligence review of Buckeye. Buckeye has advised Georgia-Pacific and the Purchaser of certain assumptions, risks and limitations relating to these projections, as described below, and that Buckeye has not as a matter of course made public any projections as to future performance or earnings.

May 29, 2013

($ in millions)	Fiscal Year Ending June 30,
	2013	2014	2015
Sales	$810.0	$858.4	$899.5
Gross Profit	190.2	223.1	242.2
Operating Income	124.5	171.0	189.1
Plus Asset Impairment Loss	3.6	—	—

Plus Restructuring Costs	9.7	—	—

Adj. EBIT(1)	137.8	171.0	189.1

Plus Depreciation and Amortization	49.8	54.2	56.3

Plus Loss on Disposal of Fixed Assets	2.2	1.2	1.2

Adj. EBITDA(2)	$189.8	$226.4	$246.6

Net Income	$90.3	$112.8	$124.8

Plus Asset Impairment Loss	3.6	—	—

Plus Restructuring Charges	9.3	—	—

Less Gain on Assets Held for Sale	(7.6)	—	—

Less Income from Fuel Tax Credits	(5.4)	—	—

Adj. Net Income(3)	90.2	112.8	124.8

Net Cash Provided by Operating Activities	$151.5	$198.6	$190.8

Less Purchases of Property, Plant and Equipment	(118.6)	(82.0)	(75.2)

Plus Proceeds from Sale of Assets Held for Sale	20.2	—	—

Free Cash Flow(4)	$53.1	$116.6	$115.6

(1)	Earnings before interest and taxes (adjusted for non-recurring charges).
(2)	Earnings before interest, taxes, depreciation and amortization (adjusted for non-recurring charges).
(3)	Net income adjusted for fuel tax credits and other non-recurring charges.
(4)	Net cash provided by operating activities less net cash used in investing activities (excluding purchases of short-term investments).”

Conditions to the Offer, page 64

2. We note your response to comment 2 in our letter dated May 14, 2013. We have no objection to the bidder defining “Other Required Governmental Approvals” on page 64 in terms that are consistent with the limitations on divestiture agreed to in the merger agreement. To the extent that the bidder conditions the offer on whether it makes mandated filings, or on any other circumstances that are within the bidder’s sole discretion, however, the offer will remain inconsistent with Section 14(e) notwithstanding the private remedies noted as being available for breach of the merger agreement. Please revise the disclosure accordingly.

Response: In response to the Staff’s comment, the Filers have amended the third bullet point and the last paragraph under the caption “Section 14—Conditions of the Offer” in the Offer to Purchase, as previously amended and restated pursuant to Amendment No. 3, as marked below:

•

“any other approval, waiver or consent of any Governmental Entity required under applicable law to complete the Offer and the Merger (“Other Required Governmental Approvals”) has not been obtained, any waiting period thereunder (or extension thereof) has not lapsed or any mandated filing thereunder has not been made by any person other than Georgia-Pacific or the Purchaser at or prior

May 29, 2013

to the Expiration Date (the “Other Governmental Approvals Condition”) (see Section 15—“Certain Legal Matters—Antitrust Matters”);”

“The foregoing conditions are for the sole benefit of the Purchaser, and, except as restricted by the Merger Agreement, may be asserted by the Purchaser regardless of the circumstances giving rise to any such conditions (other than circumstances giving rise to the failure of such conditions that are solely within the control of Georgia-Pacific or the Purchaser), and may be waived by the Purchaser in its sole discretion in whole or in part at any time and from time to time at or prior to the Expiration Date, in each case subject to the terms of the Merger Agreement. Any reference in the Offer to Purchase or the Merger Agreement to a condition or requirement being satisfied will be deemed to be satisfied if such condition or requirement is waived. The failure by the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time at or prior to the Expiration Date.”

If you have any questions regarding the foregoing, please do not hesitate to contact me by telephone at (312) 876-7666 or Bradley C. Faris at (312) 876-6514.

Very truly yours,

/s/ Mark D. Gerstein

Mark D. Gerstein

of LATHAM & WATKINS LLP

cc:	Joseph R. Martin, Georgia-Pacific LLC

Bradley C. Faris, Latham & Watkins LLP

Timothy P. FitzSimons, Latham & Watkins LLP

Derek M. Winokur, Dechert LLP

William J. Tuttle, Dechert LLP